October 16, 2006


Via Facsimile (503) 294-9688 and U.S. Mail

Margaret Hill Noto
Jason Dalton
Stoel Rives LLP
900 S.W. Fifth Street, Suite 2600
Portland, OR 97204

RE:	Schnitzer Steel Industries, Inc.
      Schedule TO-I filed October 10, 2006
SEC File No. 5-42551

Dear Ms. Noto and Mr. Dalton:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filing listed above. Our comments follow. All defined terms in this letter have the same meaning as in the offer to exchange filed as exhibit 99(a)(1)(A) to the Schedule TO-I, unless otherwise indicated.

Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.


Schedule TO-I - Offer to Exchange

General
1. We note that you will pay dividends on the restricted stock units
accrued before those securities vest. Explain in your response letter
why you believe this cash remuneration does not cause you to lose the
exemption afforded by Section 3(a)(9) of the Securities Act of
1933
for the Offer to Exchange. We may have additional comments.

Procedures, page 3
2. Refer to the disclosure in the first sentence under "Waiver of Defects" at the top of page 4. Revise the disclosure to clarify that you may not waive a condition of the Offer to Exchange as to a particular tendering option holder.

Change in Election; Withdrawal, page 4
3. Note that tendering option holders also have the right to withdraw tendered securities not yet accepted for payment after the fortieth business day from the date this Offer to Exchange commenced. See
Rule
13e-4(f)(2)(ii).

Conditions of the Offer to Exchange, page 4
4. In the first paragraph of this section, you state that you may terminate the Offer to Exchange if one of the listed events occurs and you make the secondary determination that it is "inadvisable
....
to proceed with the Offer to Exchange." If a listed offer condition is implicated by events that occur during the Offer to Exchange, such that the condition is deemed to be "triggered," Schnitzer Steel must promptly disclose how it will proceed. That is, it must waive the applicable condition or assert it to terminate the Offer to Exchange.
Schnitzer may not tacitly waive the condition by relying on the language quoted above to fail to assert it. As you are aware, waiver of a material offer condition may require an extension of the Offer to Exchange and/or dissemination of additional offering material. Please confirm your understanding in your response letter.
5. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. Please expand or revise the following offer conditions accordingly:
* In the first bullet point, describe the "adverse accounting treatment" that may cause you to abandon this offer;

* In the third bullet point on page 5, describe the benefits you expect to receive as a result of the Offer to Exchange; and
* In the last bullet point on page 5, tailor the offer condition so that it describes in reasonable detail the types of changes to the company which will trigger this condition. For example, as currently drafted, the condition covers any change you deem material, even positive changes in your business, financial condition, etc.
6. Refer to the last comment and comment 5 above. Since it may be difficult for an Eligible Option holder to determine whether one of the events listed in this section has occurred, thus allowing you to terminate the Offer to Exchange, please include an undertaking in your response letter that upon the occurrence of such an event, you will immediately inform shareholders how you intend to proceed. That is, you may not allow the offer to lapse and then terminate it, based on an event that occurred at the beginning of the offer period.

Information about Us, page 11
7. Where you incorporate by reference the financial statements required by Item 1010(a) of Regulation M-A, you must provide the summary financial information specified in Item 1010(c) of Regulation
M-A in the disclosure document disseminated to security holders.
See
Q&A No. 7 in Part I.H. of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please revise to provide that summary financial information, and indicate how you intend to distribute it to Eligible Option holders.

Additional Information, page 13
8. Refer to the last bullet point on page 13. The reference to "any amendment or report updating the description [of your common stock]" is vague. Specifically refer to any periodic reports or amendments which you seek to incorporate by reference into the Schedule TO-I and the Offer to Exchange. Otherwise, delete this language.

Closing Comments

Please revise your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter (filed via EDGAR) with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.


Please understand that we may have additional comments after reviewing your amendment and comment responses. We believe that given the nature of these comments, particularly those relating to the pro ration mechanism to be used in the Offer, it may be necessary to disseminate revised materials to shareholders. Please ensure that the Offer remains open for an adequate period of time after dissemination of amended materials, such that shareholders have a meaningful opportunity to consider them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the disclosure documents, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from Schnitzer Steel Industries, Inc.
acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws
	of the United States.

If you have questions or concerns, please do not hesitate to contact me at (202) 551-3263.



Very truly yours,



Christina Chalk
Special Counsel
Office of Mergers & Acquisitions
Margaret Hill Noto, Esq.
Jason Dalton
October 16, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE